# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Martin Midstream Partners L.P., CIK 0001176334
CUSIP: 573331105
Title of class of securities: Common Units representing limited partnership interests
Address of issuer's principal executive offices: 4200 B Stone Road, Kilgore, Texas (TX), 75662
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001203717
Persons authorized to receive notices and communications: Chris Booth, 4200 B Stone Road, Kilgore, Texas (TX), 75662, 903-983-6443

## Reporting persons
- Martin Resource Management Corp (CIK 0001203717): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 6,982,473; sole dispositive power 0; shared dispositive power 6,982,473; aggregate amount beneficially owned 6,982,473 (17.9% of the class)
  Comment: Based on 39,055,086 Common Units outstanding as of June 3, 2025
- Martin Resource LLC (CIK 0001344472): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 4,203,823; shared voting power 0; sole dispositive power 4,203,823; shared dispositive power 0; aggregate amount beneficially owned 4,203,823 (10.8% of the class)
  Comment: Based on 39,055,086 Common Units outstanding as of June 3, 2025
- Cross Oil Refining & Marketing, Inc. (CIK 0001477941): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 889,444; shared voting power 0; sole dispositive power 889,444; shared dispositive power 0; aggregate amount beneficially owned 889,444 (2.3% of the class)
  Comment: Based on 39,055,086 Common Units outstanding as of June 3, 2025
- Martin Product Sales LLC (CIK 0001203720): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 1,889,206; shared voting power 0; sole dispositive power 1,889,206; shared dispositive power 0; aggregate amount beneficially owned 1,889,206 (4.8% of the class)
  Comment: Based on 39,055,086 Common Units outstanding as of June 3, 2025

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partnership interests
Name of issuer: Martin Midstream Partners L.P.
Address of issuer's principal executive offices: 4200 B Stone Road, Kilgore, Texas (TX), 75662
Comment:
This joint statement on Schedule 13D (this "Schedule 13D") relates to common units representing limited partner interests ("Common Units") of Martin Midstream Partners L.P., a Delaware limited partnership (the "Issuer"), beneficially owned by the reporting persons. The address of the principal executive offices of the Issuer is 4200 B Stone Road, Kilgore, Texas, 75662.

Item 1 Comment: This Schedule 13D is intended to serve as an Amendment No. 9 ("Amendment No. 9") to the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Martin Resource Management Corporation, a Texas corporation ("Parent"), Martin Resource LLC, a Delaware limited liability company ("Resource"), Cross Oil Refining & Marketing, Inc. ("Cross"), a Delaware corporation, and Martin Product Sales LLC, a Texas limited liability company ("Martin Product," and, together with Parent, Resource, and Cross the "Reporting Persons") on November 21, 2005, as amended on November 10, 2008 ("Amendment No. 1"), November 19, 2008 ("Amendment No. 2"), October 22, 2012 ("Amendment No. 3), August 20, 2014 ("Amendment No. 4"), May 24, 2024 ("Amendment No. 5"), October 3, 2024 ("Amendment No. 6"), December 30, 2024 ("Amendment No. 7"), and May 1, 2025 ("Amendment No. 8") (such joint statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the "Original Schedule 13D"). The purpose of this Amendment No. 9 is to report the acquisition of Common Units by Martin Product. Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference. The Original Schedule 13D shall not be modified except as specifically provided herein.

## Item 2. Identity and Background
Name of person filing: In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or managing member, as applicable, of the Reporting Persons (the "Listed Persons"), required by Item 2 of Schedule 13D is provided on Exhibit 99.A and is incorporated by reference herein.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

As of June 3, 2025, Martin Product has acquired 427,239 of the Issuer's Common Units at an average price of $2.99 per Common Unit since Amendment No. 8 was filed. The funds paid by Martin Product to make such purchase came from working capital and the purpose of the acquisition was for investment purposes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 3 of this Amendment No. 9 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages of this Amendment No. 9 and the information set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

(a) and (b). The following disclosure is based on 39,055,086 Common Units outstanding as of June 3, 2025. See Exhibit 99.A for the information applicable to the Listed Persons.

Resource owns 4,203,823 Common Units, representing 10.8% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of June 3, 2025. Resource has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Cross owns 889,444 Common Units, representing 2.3% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of June 3, 2025. Cross has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Martin Product owns 1,889,206 Common Units, representing 4.8% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of June 3, 2025. Martin Product has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Parent may be deemed to beneficially own, by virtue of its ownership of Resource, Cross and Martin Product, as described above, 6,982,473 Common Units, representing 17.9% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of June 3, 2025. By virtue of its ownership of Resource, Cross and Martin Product, as described above, Parent may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by Resource, Cross and Martin Product as indicated above.

The General Partner holds a 2.0% general partner interest in Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons, have effected any transactions in the Common Units during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
On May 19, 2025, Mr. Tauscher acquired 22.7 Common Units from the Partnership at $3.02 per unit, reflecting the reinvestment of cash distributions pursuant to a benefit plan.

Other than as described herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons, have not effected any transactions in the Common Units during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 9 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.A The Listed Persons Information.

## Signatures
- Martin Resource Management Corp: Martin Resource Management Corp, By: /s/ Sharon L. Taylor, Executive Vice President and Chief Financial Officer (06/04/2025)
- Martin Resource LLC: Martin Resource LLC, Martin Resource Management Corp, its sole member, By: /s/ Sharon L. Taylor, Executive Vice President and Chief Financial Officer (06/04/2025)
- Cross Oil Refining & Marketing, Inc.: Cross Oil Refining & Marketing, Inc., By: /s/ Sharon L. Taylor, Executive Vice President and Chief Financial Officer (06/04/2025)
- Martin Product Sales LLC: Martin Product Sales LLC, /s/ Sharon L. Taylor, Executive Vice President and Chief Financial Officer (06/04/2025)